EXHIBIT 12.1

Spirit AeroSystems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in millions, except ratios)

	Spirit Holdings
	Twelve Months Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings:
Income (loss) before income taxes and equity in net income (loss) of affiliates	$660.5	$808.2	$262.4	$(430.8)	$11.4
Add: Fixed charges (from below)	69.2	64.6	99.0	81.9	95.1
Add: Amortization of capitalized interest	4.8	4.2	4.1	3.8	3.6
Add: Distributed income of equity investee	1.2	1.2	0.5	0.5	(0.7)
Subtract: Capitalized interest expense	6.7	6.0	4.0	5.8	7.5
	$729.0	$872.2	$362.0	$(350.4)	$101.9
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$57.3	$52.7	$88.1	$70.1	$82.9
Add: Capitalized interest expense	6.7	6.0	4.0	5.8	7.5
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	5.1	5.9	6.9	6.0	4.6
	$69.1	$64.6	$99.0	$81.9	$95.0

Ratio of earnings to fixed charges	10.5	13.5	3.7	(4.3)	1.1